Exhibit 99.1

Cheche Group Drives Growth Through Collaboration with Top NEV Players, Including Li Auto

●	Company’s leadership in digitization of auto insurance is recognized by recent iResearch report

Beijing, China – September 22, 2023 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced a successful, ongoing collaboration with Li Auto (NASDAQ: LI) as Cheche continues to broaden its partner network with leaders in the new energy vehicle (“NEV”) industry.

Li Auto, one of the leading NEV manufacturers in China, announced sales of more than 34,000 new vehicles in August 2023, a more than 660% increase in production volume compared to the same timeframe last year. Through strategic cooperation and innovative technology solutions, Cheche facilitated the digital insurance transactions and related services for over 60% of Li Auto’s new vehicles during the period, illustrating the robust insurance capabilities Cheche offers to NEV brands.

At the time of Li Auto’s announcement, Cheche had cumulatively served over 150,000 vehicles produced by Li Auto. The number of Li Auto owners who will use these embedded digital insurance services is expected to reach 300,000 by the end of this year.

“The explosive growth of the NEV market in China is reshaping how consumers obtain and renew auto insurance, bringing greater transparency, efficiency, and compliance to what had previously been a highly fragmented market,” said Lei Zhang, Founder, CEO and Chairman of Cheche. “Cheche is proud of the partnerships we have formed with China’s leading NEV manufacturers and the ecosystem of insurers and value-added partners we have assembled. Our solution offers consumers a wider range of choices while deepening the ongoing brand relationship beyond the purchase of a new vehicle.”

As a leading Insurtech company in China, Cheche is a digital “connector” in the automotive ecosystem, building a software and data bridge between insurance companies, NEV manufacturers, and distributors.

iResearch Recognition

iResearch recently recognized Cheche’s valuable contributions by including it in its August 2023 “Top 30 Service Providers of Insurance Digitization” report, which recognizes achievements that both individual enterprises and the industry have made in digital transformation. Digital trends are driving unprecedented opportunities and challenges in China’s insurance industry. Cheche, along with Ping An Technology, CPIC Technology, Zhong An Technology, and other well-known industry leaders, are setting a benchmark with their outstanding technological capabilities and innovations.

iResearch explores the digital transformation trends among insurance institutions from a global perspective. Utilizing experts from insurance, fintech companies, technology service providers, science and technology academic units, and many other fields, they evaluate the companies based on criteria such as innovation, technological output, and market influence, analyzing the digital development of China’s insurance industry and other drivers better to understand the paths and strategies of these institutions.

“We are gratified by this recognition,” said Lei Zhang. “Cheche has always been committed to promoting the digital transformation of the insurance industry with outstanding technological capabilities. Relying on big data, cloud computing, blockchain, AI, and other technologies, Cheche is developing new digital service capabilities for all aspects of the insurance industry value chain and providing new solutions to the industry.”

Leveraging its auto insurance foundation and close partnerships with manufacturers, Cheche has built a sophisticated digital auto insurance service platform for manufacturers that includes SaaS systems, API management of insurers, digital operations, value-added product innovations, and a nationwide service network upgrade.

With the NEV market consistently evolving, expanding customer touchpoints has become increasingly important. Cheche has provided strong support for NEV manufacturers to efficiently acquire customers through the portal that connects customers and agents. Driven by the application of new technologies such as advanced driver assistance systems, Cheche and its network of insurance companies and intermediaries are innovating online insurance to provide users with more personalized and comprehensive coverage.

Cheche is committed to continuing to drive digital transformation and innovation throughout the insurance ecosystem through its extensive network of partners, deep technological capability and culture of execution.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 24 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include but are not limited to, statements regarding projections, estimates, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185